Exhibit (a)(1)

David L. Schlotterbeck

President and CEO

May 28, 2004

Dear Stockholders:

I am pleased to inform you that ALARIS Medical Systems, Inc. has entered into an agreement and plan of merger, dated as of May 18, 2004, with Cardinal Health, Inc. and Blue Merger Corp., a wholly owned subsidiary of Cardinal Health, pursuant to which Blue Merger Corp. has commenced a tender offer to purchase all of the outstanding shares of ALARIS common stock for $22.35 per share, net to the seller in cash.

There are several conditions to the completion of the tender offer, including that a minimum number of shares of ALARIS’ common stock be tendered and not withdrawn prior to the expiration of the offer. The minimum number of shares that must be tendered (disregarding any shares tendered by any officer or director of ALARIS) is one more share than (1) ALARIS’ majority stockholder’s shares plus (2) a majority of the then issued and outstanding shares (other than shares owned by ALARIS’ majority stockholder, directors and executive officers). There are other customary conditions to the tender offer that must be satisfied.

If the tender offer is completed and certain other customary conditions are satisfied, Blue Merger Corp. will be merged with and into ALARIS, and any shares of ALARIS common stock not purchased in the tender offer will, by virtue of the merger and without any action by the holders of such shares, be converted into the right to receive an amount in cash equal to $22.35 per share (or any higher per share price that Blue Merger Corp. determines in its sole discretion to pay in the tender offer).

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, UNANIMOUSLY DEEMED THE MERGER AGREEMENT, THE OFFER AND MERGER ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF, ALARIS’ STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

Enclosed is a copy of ALARIS’ Schedule 14D-9 which we filed today with the Securities and Exchange Commission. The Schedule 14D-9 contains additional information relating to the tender offer and the merger, including a description of the reasons for your Board of Directors’ recommendation that the ALARIS stockholders accept the offer and tender their shares to Blue Merger Corp. In addition, the financial advisors retained by your Board of Directors—Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp.—have delivered written opinions to the Board of Directors stating that the consideration to be received by the ALARIS stockholders in the offer and the merger was fair, from a financial point of view, to the ALARIS stockholders (other than the majority stockholder and his affiliates, regarding whom they rendered no opinion). Copies of these written opinions, describing the assumptions made, matters considered and review undertaken by each of the financial advisors are attached to ALARIS’ Schedule 14D-9 as Annexes II, III and IV.

Accompanying ALARIS’ Schedule 14D-9 are Blue Merger Corp.’s offer to purchase, dated May 28, 2004, a letter of transmittal for use in tendering your shares of ALARIS common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before making your decision to tender your shares of ALARIS common stock.

Your Board of Directors and the management and employees of ALARIS thank you for your continued support.

Sincerely,

David L. Schlotterbeck